UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT
Pursuant to Section 15(d) of
The Securities Exchange Act of 1934
(Mark one)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2007

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from ____________ to ___________.
Commission file number 1-5761
A.     Full Title of the plan and address of the plan, if different from that of the issuer named below:
The LaBarge, Inc. Employees Savings Plan
B.     Name of the issuer of securities held pursuant to the plan and the address of its principal executive offices:
LaBarge, Inc.
9900 Clayton Road
St. Louis, MO 63124
This filing has 18 pages.

REQUIRED INFORMATION

1)	Financial Statements.

2)	Exhibits: Exhibit 23.

3)	Consent of Independent Registered Public Accounting Firm, KPMG LLP.

4)	The statements required by items 1 and 2 have been prepared in accordance with the applicable financial reporting requirements of ERISA.

2

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the LaBarge, Inc. Employees Savings Plan Administrative Committee has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.
THE LaBARGE, INC. EMPLOYEES SAVINGS PLAN
(Full title of Plan)
By: /s/ Donald H. Nonnenkamp
Donald H. Nonnenkamp
Vice President and Chief Financial Officer
By: /s/ Robert A. Mihalco
Robert A. Mihalco
Plan Administrator
June 20, 2008

LABARGE, INC. EMPLOYEES SAVINGS PLAN
Financial Statements and Schedule
December 31, 2007 and 2006
(With Report of Independent Registered Public
Accounting Firm Thereon)

LABARGE, INC. EMPLOYEES SAVINGS PLAN
Table of Contents and Definitions
Definitions

Plan	—	LaBarge, Inc. Employees Savings Plan

Trustee/Recordkeeper	—	Fidelity Management Trust Company/Fidelity Investments Institutional Operations Company, Inc.

ERISA	—	Employee Retirement Income Security Act of 1974

Company	—	LaBarge, Inc.

Plan Administrator	—	LaBarge, Inc. Plan Administration Committee

Report of Independent Registered Public Accounting Firm
Plan Administration Committee
LaBarge, Inc. Employees Savings Plan:
We have audited the accompanying statements of net assets available for plan benefits of the LaBarge, Inc. Employees Savings Pan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for plan benefits for the years ended December 31, 2007 and 2006. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the LaBarge, Inc. Employees Savings Plan as of December 31, 2007 and 2006, and the changes in net assets available for plan benefits for the years ended December 31, 2007 and 2006 in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information in Schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA. The supplemental schedule is the responsibility of the Plan Administrator. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
St. Louis, Missouri
June 20, 2008

LABARGE, INC. EMPLOYEES SAVINGS PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2007 and 2006

Assets	2007	2006
Investments, at fair value:
Registered investment company shares	$21,157,505	17,745,360
Money market accounts	2,143,169	1,893,916
LaBarge, Inc. common stock fund	13,504,825	14,742,302
Loans to participants	916,729	945,407

Total investments	37,722,228	35,326,985

Receivables:
Employer contributions	—	46,091
Participant contributions	2,863	73,885
Participant loan repayments	—	14,163

Total receivables	2,863	134,139

Total assets	37,725,091	35,461,124

Liabilities
Accrued expenses	5,800	5,700

Net assets available for plan benefits	$37,719,291	35,455,424

See accompanying notes to financial statements.

LABARGE, INC. EMPLOYEES SAVINGS PLAN
Statements of Changes in Net Assets Available for Plan Benefits
Years ended December 31, 2007 and 2006

	2007	2006
Additions:
Investment income:
Interest and dividends	$176,317	150,257
Net appreciation in fair value of investments	2,388,433	1,094,422
Total investment income	2,564,750	1,244,679

Contributions:
Participant	2,390,967	2,182,125
Employer	479,622	450,624

Total contributions	2,870,589	2,632,749

Total additions	5,435,339	3,877,428

Deductions:
Participant distributions	(3,118,711)	(2,550,652)
Administrative expenses	(52,761)	(49,276)

Total deductions	(3,171,472)	(2,599,928)

Increase in net assets available for plan benefits	2,263,867	1,277,500
Net assets available for plan benefits:
Beginning of year	35,455,424	34,177,924

End of year	$37,719,291	35,455,424

See accompanying notes to financial statements.

LABARGE, INC. EMPLOYEES SAVINGS PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(1)	Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
(a)	General

The Plan is a defined contribution plan sponsored by the Company covering substantially all employees immediately and is subject to the provisions of ERISA.

(b)	Contributions

Employees may elect to contribute, on a pretax basis, the lesser of 60% of covered compensation, or $15,500, whichever is less, in 2007 in various investment funds of the Plan. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. The Company contributes an amount equal to 50% of the first $25 per month of employee contributions plus 25% of the employee contribution in excess of $25. The Company provides matching contributions on amounts contributed up to 8% of the participant’s compensation. All Company matching contributions are nonparticipant directed. Specifically, the Company’s matching contributions are invested in LaBarge, Inc. common stock and are restricted from being transferred to other Plan funds.

Effective January 1, 2007, the Plan was amended to allow participants to sell shares in LaBarge, Inc. common stock contributed to them by the Company to their account after 3 years of service. Contributions received prior to January 1, 2007 may be sold based on the following three year phase-in period:

Year 1	33%
Year 2	66
Year 3	100
The phase-in period does not apply to participants who have attained the age of 55 and completed 3 years of service before the 2006 plan year. Those participants will be permitted to sell 100% of their investment in LaBarge, Inc. common stock as of January 1, 2007.

Each year the Company may also, at its option, contribute an additional discretionary amount as determined by the Company’s board of directors as a profit sharing contribution. There were no discretionary profit-sharing contributions for 2007 or 2006.

(c)	Participants’ Accounts

Each participant account is credited with the participant’s contribution, the Company’s matching contribution, and an allocation of the Company’s discretionary profit sharing contribution and fund earnings, net of administrative expenses. Allocations are based upon covered compensation or account balances, as defined in the Plan agreement.

Participants may transfer amounts between any funds during any business day of the year, other than the LaBarge, Inc. Common Stock Fund as described in 1(b) above. A transfer must equal a minimum

4	(Continued)

LABARGE, INC. EMPLOYEES SAVINGS PLAN
Notes to Financial Statements
December 31, 2007 and 2006
of $250 or 100% of the participant’s account balance for balances less than $250. The Trustee records these transfers in the participant’s account and reinvests the amounts to reflect these changes. At year-end, the investments are presented net of any transfers in process as directed by the participants.

A participant’s interest in transfers and trading activity in the LaBarge Common Stock Fund is measured in actual shares of LaBarge, Inc. Common Stock Fund that are allocated to the participant’s account.

(d)	Vesting

Participants are immediately vested in their contributions plus any earnings thereon. Participants are fully vested with respect to a month for employer matching contributions if that participant is employed by the Company on the last day of such month. Upon a participant’s attainment of his/her normal retirement date (65th birthday), or upon death or total disability, his/her entire account balance as of the most recent valuation date will become 100% vested. In the event a participant terminates employment, vesting in the Company’s profit sharing contribution allocated to the participant’s account is 100% after five full years of continuous service.

(e)	Loans to Participants

Participants are allowed to borrow a portion of their account balance. The minimum loan is $1,000 and the maximum amount is the lesser of one-half of the participants vested account balance or $50,000 reduced by the highest outstanding loan balance in the participant’s account during the prior twelve-month period. All participant loans from plans maintained by the Company will be considered for purposes of determining the maximum amount of the participant’s loan. Up to 50% of the participant’s vested account balance may be used as collateral for any loan.

(f)	Payment of Benefits

Upon termination or retirement of service, a participant’s account is distributed in the form of a lump-sum payment or installment payments over a period of time. Distributions may be deferred until age 70 1/2 at the participant’s election if the account balance is not less than $1,000.
(2)	Summary of Significant Accounting Policies
(a)	Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting, except benefit payments, which are recorded when paid.

(b)	Investments

Participants may elect to have a portion of their account balances invested in the following separate investment funds within the Plan:
•	LaBarge, Inc. Common Stock Fund, which shall be exclusively invested in common stock of the Company;

5	(Continued)

LABARGE, INC. EMPLOYEES SAVINGS PLAN
Notes to Financial Statements
December 31, 2007 and 2006
•	Fidelity Retirement Money Market Fund, which seeks to obtain as high a level of current income as is consistent with the preservation of capital and liquidity;

•	Fidelity Mortgage Securities Fund, which seeks a high level of current income, consistent with prudent investment risk. In seeking current income, the fund may also consider the potential for capital gain;

•	Fidelity Equity-Income Fund, which seeks reasonable income. The fund will also consider the potential for capital appreciation. Seeks a yield that exceeds the yield on the securities comprising the Standard and Poor’s 500 Index;

•	Fidelity Low-priced Stock Fund, which seeks capital appreciation;

•	Fidelity Contrafund, which seeks capital appreciation;

•	Fidelity Fifty Fund, which seeks capital appreciation;

•	Fidelity Diversified International Fund, which seeks capital growth;

•	Fidelity Select Consumer Discretionary Fund, which seeks capital appreciation;

•	Fidelity Select Cyclical Industries Fund, which seeks capital appreciation;

•	Fidelity Select Financial Services Fund, which seeks capital appreciation;

•	Fidelity Select Health Care Fund, which seeks capital appreciation;

•	Fidelity Select Natural Resources Fund, which seeks capital appreciation;

•	Fidelity Select Technology Fund, which seeks capital appreciation;

•	Fidelity Select Utilities Growth Fund, which seeks capital appreciation;

•	Fidelity Freedom Income Fund, which seeks high current income and, as a secondary objective, capital appreciation;

•	Fidelity Freedom 2000 Fund, which seeks high total return;

•	Fidelity Freedom 2005 Fund, which seeks high total return;

•	Fidelity Freedom 2010 Fund, which seeks high total return;

•	Fidelity Freedom 2015 Fund, which seeks high total return:

•	Fidelity Freedom 2020 Fund which seeks high total return;

•	Fidelity Freedom 2025 Fund, which seeks high total return;

•	Fidelity Freedom 2030 Fund, which seeks high total return;

•	Fidelity Freedom 2035 Fund, which seeks high total return;

•	Fidelity Freedom 2040 Fund, which seeks high total return;

•	Fidelity Freedom 2045 Fund, which seeks high total return;

•	Fidelity Freedom 2050 Fund, which seeks high total return;

6	(Continued)

LABARGE, INC. EMPLOYEES SAVINGS PLAN
Notes to Financial Statements
December 31, 2007 and 2006
•	Davis NY Venture Fund, Inc. — Class A, which seeks long-term capital appreciation;

•	Fidelity Emerging Markets Fund, which seeks capital appreciation;

•	PIMCO Long-term U.S. Government A Fund, which seeks to provide high current income by investing in high-quality, longer-maturity bonds;

•	Oakmark Equity & Income I Fund, which seeks high current income and preservation and growth of capital;

•	Spartan U.S. Equity Index Fund, which seeks investment results corresponding to the total return (capital changes and income) of common stocks publicly traded in the United States;

•	Spartan Extended Market Index Fund — Investor Class, which seeks to provide investment results that correspond to the total returns of stocks of small to mid-cap U.S. companies;

•	RS Partners Fund Class A, which seeks to provide long-term growth. The fund seeks to increase shareholder capital over the long term.

•	RS Value Fund — Class A, which seeks to provide long-term growth;

•	Loans to participants, which shall account for all principal and interest outstanding on loans to plan participants.
The Fidelity Funds (excluding the Fidelity Retirement Money Market Fund), RS Partners Fund Class A, RS Value Fund Class A, Davis NY Venture Fund, Inc. Class A, PIMCO, Oakmark, Spartan Funds (all invest in registered investment company shares), and the LaBarge, Inc. Common Stock Fund are stated at fair market value, as determined by quoted market price. The fair market value of the Company’s common stock is determined based on the quoted market value of the stock on the last day of trading for the period. The Fidelity Retirement Money Market Fund is valued at fair value. The appreciation (depreciation) in fair value of investments of the Plan represents the change in the difference between market value and cost of the investments during the year and realized gains or losses on the sale of investments. Participant loans are valued at their outstanding balances, which approximates fair value.

Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Purchases and sales of investments are recorded on a trade-date basis.

(c)	Trust Fund Managed by the Trustee

Under the terms of a trust agreement, the Trustee manages a trust fund on behalf of the Plan. The investments and changes therein of this trust fund have been reported to the Plan by the Trustee.

(d)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

7	(Continued)

LABARGE, INC. EMPLOYEES SAVINGS PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(e)	Administrative Charges

The Plan gives the Company the option of paying all administrative expenses or charging them to the Plan. All expenses incidental to the operation and management of the Plan have been paid by the Plan except for annual testing and audit fees, which are paid by the Company.

(f)	Recent Accounting Pronouncement

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157). SFAS 157 establishes a framework for measuring fair value under U.S. generally accepted accounting principles (GAAP), clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management is currently evaluating the effect that the provisions of SFAS 157 will have on the Plan’s financial statements.
(3)	Tax Status

The Plan Administrator has received a favorable determination letter dated March 15, 2005 from the Internal Revenue Service, which indicates that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code (IRC) and, therefore, are exempt from federal income taxes. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(4)	Plan Termination

Although it has not expressed an intent to do so, the Company has the right under the provisions of the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested.

(5)	Related-Party Transactions

Certain Plan investments are in funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee, as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment administration services amounted to $52,761 and $49,276 for the years ended December 31, 2007 and 2006, respectively. Additionally, Plan investments include shares of LaBarge, Inc. common stock. LaBarge, Inc. is the plan sponsor, as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. These party-in-interest transactions are allowable under ERISA regulations.

8	(Continued)

LABARGE, INC. EMPLOYEES SAVINGS PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(6)	Reconciliation of Financial Statements to Form 5500 for Administrative Expenses

The following is a reconciliation of administrative expenses per Form 5500 to the financial statements:

	Year ended December 31
	2007	2006

Cash basis expenses per Form 5500	$52,661	49,076
Less accrued expenses at beginning of plan year	(5,700)	(5,500)
Add expenses incurred but not paid as of plan year-end	5,800	5,700

Financial statement administrative expenses	$52,761	49,276

(7)	Investments

The following table presents investments. Investments that represent 5% or more of the Plan’s net assets are separately identified.

	December 31
	2007	2006

Investments at fair value as determined by quoted market price:
Registered Investment Company Shares:
Fidelity Diversified International Fund	$2,922,800	2,517,518
Spartan U.S. Equity Index Fund	3,238,465	3,502,333
Other	14,996,240	11,725,509
LaBarge, Inc. Common Stock Fund*	13,504,825	14,742,302

	34,662,330	32,487,662

Investments at estimated fair value:
Fidelity Retirement Money Market Fund	2,143,169	1,893,916
Loans to participants	916,729	945,407

	3,059,898	2,839,323

Total investments	$37,722,228	35,326,985

*	Nonparticipant directed (company match).

9	(Continued)

LABARGE, INC. EMPLOYEES SAVINGS PLAN
Notes to Financial Statements
December 31, 2007 and 2006
During the years ended December 31, 2007 and 2006, Plan investments (including gains and losses on investments bought, sold, and held during the year) appreciated in value by $2,388,433 and $1,094,422 respectively, as follows:

	Year ended December 31
	2007	2006

Investments at fair value as determined by quoted market price:
Registered Investment Company Shares	$1,537,514	2,142,831
LaBarge, Inc. Common Stock Fund	850,919	(1,048,409)

	$2,388,433	1,094,422

(8)	Nonparticipant Directed Investments

Information about net assets and the significant amounts of the changes in net assets relating to the investments in LaBarge, Inc. Common Stock Fund is as follows:

	Year Ended December 31
	2007	2006

LaBarge, Inc. common stock, beginning of year	$14,742,302	16,281,444
Net appreciation (depreciation) in fair value	850,919	(1,048,409)
Employer and participant contributions	622,993	552,246
Participant distributions	(2,707,983)	(1,042,453)
Administrative expenses	(3,406)	(526)

LaBarge, Inc. common stock, end of year	$13,504,825	14,742,302

(9)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits.

Schedule 1
LABARGE, INC. EMPLOYEES SAVINGS PLAN
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007

		Description of investment including
Identity of issue, borrower,		maturity date, rate of interest,				Current
lessor or similar party		collateral, par, or maturity value	Shares	Cost		Value
*	Fidelity Retirement Money Market Fund	Money Market Accounts	2,143,169	$		2,143,169
	PIMCO Long-term U.S. Government A Fund	Registered Investment Company Fund	121,547			1,340,659
	Davis NY Venture Fund, Inc. — Class A	Registered Investment Company Fund	31,504			1,260,464
	Oakmark Equity and Income I Fund	Registered Investment Company Fund	23,452			630,395
	RS Partners Fund — Class A	Registered Investment Company Fund	3,172			97,725
	RS Value Fund — Class A	Registered Investment Company Fund	24,554			645,033
*	Fidelity Contrafund Fund	Registered Investment Company Fund	4,750			347,318
*	Fidelity Equity-Income Fund	Registered Investment Company Fund	20,931			1,154,598
*	Fidelity Mortgage Securities Fund	Registered Investment Company Fund	22,212			232,120
*	Fidelity Select Health Care Fund	Registered Investment Company Fund	1,482			186,566
*	Fidelity Select Technology Fund	Registered Investment Company Fund	451			36,655
*	Fidelity Select Utilities Fund	Registered Investment Company Fund	1,961			126,056
*	Fidelity Select Financial Services Fund	Registered Investment Company Fund	76			7,236
*	Fidelity Low-priced Stock Fund	Registered Investment Company Fund	38,742			1,593,458
*	Fidelity Emerging Markets Fund	Registered Investment Company Fund	16,242			549,794
*	Fidelity Diversified International Fund	Registered Investment Company Fund	73,253			2,922,800
*	Fidelity Freedom Income Fund	Registered Investment Company Fund	5,350			61,259
*	Fidelity Freedom 2000 Fund	Registered Investment Company Fund	16,738			207,044
*	Fidelity Freedom 2005 Fund	Registered Investment Company Fund	157			1,854
*	Fidelity Freedom 2010 Fund	Registered Investment Company Fund	115,959			1,718,518
*	Fidelity Freedom 2015 Fund	Registered Investment Company Fund	13,892			173,235
*	Fidelity Freedom 2020 Fund	Registered Investment Company Fund	89,474			1,414,584
*	Fidelity Freedom 2025 Fund	Registered Investment Company Fund	22,903			301,858
*	Fidelity Freedom 2030 Fund	Registered Investment Company Fund	73,998			1,222,446
*	Fidelity Freedom 2035 Fund	Registered Investment Company Fund	4,809			65,782
*	Fidelity Freedom 2040 Fund	Registered Investment Company Fund	40,812			397,103
*	Fidelity Freedom 2045 Fund	Registered Investment Company Fund	207			2,346
*	Fidelity Freedom 2050 Fund	Registered Investment Company Fund	3,835			43,840
*	Fidelity Fifty Fund	Registered Investment Company Fund	31,893			695,286
*	Fidelity Select Natural Resource Fund	Registered Investment Company Fund	9,101			364,507
*	Fidelity Select Industrials Fund	Registered Investment Company Fund	4,326			96,349
*	Fidelity Select Consumer Discretionary Fund	Registered Investment Company Fund	1,053			22,129
	Spartan US Equity Index Fund	Registered Investment Company Fund	62,398			3,238,465
	Spartan Extended Market Index Fund	Registered Investment Company Fund	1			23
*	LaBarge Inc. common stock	Common Stock	939,110		3,635,510	13,504,825
Loans to participants		Interest rates ranging from 4.5% to 8.75%				916,729

	Total investments				$3,635,510	37,722,228

*	Represents a party-in-interest transaction allowable under ERISA regulations.
See accompanying report of independent registered public accounting firm.